Exhibit 12.1

Statement of Computation of Ratio of Fixed Charges and Preferred Dividends to Earnings

	Nine Months Ended	Year ended December 31,
Earnings	September 30, 2014	2013	2012	2011	2010
Net income (loss)	16,297,701	34,691,982	7,892,613	9,656,321	(400,921)
Less:
Equity in earnings from unconsolidated joint ventures	—	(2,389,937)	(1,697,980)	(1,458,249)	(38,013)
Plus:
Fixed charges	20,711,742	15,934,664	11,430,172	6,328,952	324,126
Distribution of cumulative earnings from unconsolidated joint venture	—	—	686,017	1,513,090	390,000
Less:
Interest capitalized	(17,070)	(79,686)	(50,315)	(103,868)	—

Total Earnings	36,992,373	48,157,023	18,260,507	15,936,246	275,192

	Nine Months Ended	Year ended December 31,
Fixed Charges	September 30, 2014	2013	2012	2011	2010
Interest expense	21,005,659	15,999,291	10,883,952	6,068,508	489,393
Capitalized interest	17,070	79,686	50,315	103,868	—
Amortization of financing costs	(310,987)	(144,313)	495,905	156,576	(165,267)
Total Fixed Charges	20,711,742	15,934,664	11,430,172	6,328,952	324,126
Ratio of earnings to fixed charges	1.79x	3.02x	1.60x	2.52x	0.85x
Ratio of earnings to combined fixed charges and preferred dividend	1.79x	3.02x	1.60x	2.52x	0.85x